Exhibit 99.3

LYNX1 MASTER FUND LP
c/o Lynx1 Capital Management LP
D81 Calle C, STE 301, PMB 1202
Dorado, PR 00646-2051
(929) 888-7476

November 18, 2025

The Board of Directors of Neuphoria Therapeutics Inc.
100 Summit Drive
Burlington, Massachusetts 01803

Dear Members of the Board of Directors:

I am writing on behalf of Lynx1 Master Fund, LP (together with its affiliates, “Lynx1” or “we”) regarding our investment in Neuphoria Therapeutics Inc. (“Neuphoria” or the “Company”).  We currently own 875,328 shares of common stock of the Company.  On November 10, 2025, we submitted to the board of directors of the Company (the “Board”) a non-binding indication of interest to acquire all of the outstanding shares of common stock of Neuphoria for $5.20 per share in an all-cash transaction.  As we made clear at that time, this offer price was based on then-publicly available information regarding Neuphoria’s capital structure and balance sheet. But, the Board’s recent actions have dramatically altered, and if they persist then will continue to alter, the Company’s capital structure and balance sheet. As a result, we hereby withdraw our previous offer.

To be crystal clear—Lynx1 remains highly interested in acquiring Neuphoria or a select royalty asset of the Company.  While we remain committed to the economics of our November 10 proposal, it has become impossible to recalculate an appropriate bid for the Company in light of the ongoing transformation of the Company's balance sheet.

According to the Company’s recently filed Form 10-Q for its first fiscal quarter ended September 30, 2025, the Company had $13.6 million of cash and cash equivalents and 2,357,613 shares outstanding as of September 30, 2025.  This implies a “cash value per share” of $5.79 at the end of the first fiscal quarter.  Shortly after the end of the first fiscal quarter, on October 20, 2025, the Company announced the failure of the AFFIRM-1 trial to meet its primary endpoint, resulting in a one-day stock price decline of approximately 69%, while also stating at the same time that it would conduct a “full strategic review”.  Since then, the Company has conducted a reckless share-issuance spree under its at-the-market (“ATM”) offering program.  Since October 20, 2025, we believe the Company has issued over 3 million shares.  In other words, it has increased its shares outstanding since October 20, 2025 by more than 125%, or 30% dilution per week.  Even worse, the Company has issued these shares for average net proceeds of approximately $5 per share, which is less than the Company’s cash value per share.  This is tantamount to transferring value from existing shareholders to new investors at a discount.  Furthermore, it is illogical and counterproductive for the Company to issue new equity while simultaneously running a strategic-alternatives process.  Every incremental share sold at a depressed price reduces the per-share value that can be delivered to the Company’s shareholders in any sale transaction.1

These value destructive issuances must cease.  It is thus deeply troubling that after the market closed this past Friday afternoon, the Company again amended its Prospectus Supplement in order to register for issuance an additional $20 million of common stock.  It appears that the Board intends to continue to dilute existing shareholders regardless of the consequences to them.

1            By way of illustration, under the pre-dilution capital structure, a hypothetical all-cash offer of $7.00 per share on a $5.00 per-share trading price (a 40% premium) would have represented approximately $4.7 million of aggregate premium over the then-current market capitalization of the Company.  Under the now heavily diluted capital structure, the same $4.7 million aggregate premium now equates to an offer of $5.88 per share, which is only an 18% premium.  This means that the identical aggregate premium now produces a materially lower price per share for existing investors.

Compounding these concerns, the Board has purportedly set October 15 as the record date for the upcoming annual meeting of shareholders.  As a result, only those of us who were shareholders prior to the failure of the AFFIRM-1 trial and the Company’s recent share-issuance spree would be eligible to vote in the upcoming annual meeting.  In other words, more than 55% of the Company’s current shareholders are not entitled to vote in the upcoming director election, with this percentage to increase if the Company continues to issue new shares under the Company’s ATM program.  This behavior raises serious questions as to whether the Board is acting in the interest of all current shareholders.  The significant change in the Company’s circumstances necessitates resetting the record date for the annual meeting to a more current date in order to avoid disenfranchising the Company’s current owners.  The new record date should be on or before this Friday.

Based on the Board’s continued illogical and irresponsible acts, which we consider to be acts of entrenchment, we believe it has become imperative to add truly independent, highly qualified directors to the Board in order to protect shareholder interests.  To that end, Lynx1 has previously nominated two individuals for election to Neuphoria’s Board: Stephen Doberstein and Kimberly Smith (see attached biographies).  Neither Dr. Doberstein nor Ms. Smith has any prior relationship with Lynx1 beyond their willingness to serve as independent fiduciaries for all shareholders.  Both have strong reputations in the biotechnology community and are, in our judgment, far better qualified to evaluate Neuphoria’s strategic options than the current Board members.

We call upon the Board to commit not to undertake any further dilutive financing transactions prior to the annual meeting and to reset the record date to ensure that all shareholders—not just a shrinking minority of them—have a meaningful voice in the composition of the Board.  We are prepared to take any and all actions we deem necessary to protect the shareholders of the Company.

Sincerely,

/s/ Weston Nichols
Weston Nichols, Ph.D.
Chief Investment Officer, Lynx1 Capital Management LP
weston@lynx1bio.com

Biographies of Lynx1 Nominees

Stephen Doberstein, Ph.D. (66) currently serves as a consultant to biotechnology companies ranging from start-ups and investment funds to established pharmaceutical companies at Kahiliholo Consulting LLC (“Kahiliholo”), a professional services firm, and has served in this position since January 2020. Prior to his role at Kahiliholo, Dr. Doberstein served as Chief Scientific Officer and Chief Research & Development Officer at Nektar Therapeutics Corp. (Nasdaq: NKTR), a biotechnology company focused on developing novel medicines to redefine treatment paradigms for autoimmune and inflammatory conditions, beginning in 2010. Dr. Doberstein also previously held senior leadership roles at XOMA Corporation, a clinical stage biotechnology company focused on the discovery and development of therapeutic antibodies, Five Prime Therapeutics Inc. (Nasdaq: FPRX), a clinical stage biotechnology company acquired by Amgen Inc. (Nasdaq: AMGN), a global biotechnology company that discovers, manufactures, and delivers therapeutics for serious illnesses, in 2021, and Xencor Inc. (Nasdaq: XNCR), a clinical stage biotechnology company that develops and engineers antibody-based drugs for the treatment of cancer and other diseases. Since May 2022, Dr. Doberstein has served on the board of directors of Forte Biosciences Inc (Nasdaq: FBRX), a clinical stage biopharmaceutical company focused on addressing autoimmune and autoimmune-related conditions. Dr. Doberstein also serves on the board of directors of Invea Therapeutics Inc., a private biotechnology company advancing treatment of immune-mediated and inflammatory diseases, and PARMedics Inc., a private biotechnology company focused on the treatment of chronic pain and inflammatory disease. Dr. Doberstein also previously served on the board of Dicerna Pharmaceuticals (Nasdaq: DRNA), a biopharmaceutical company focused on developing RNA interference therapies for genetic and other diseases, until its acquisition by Novo Nordisk A/S, a global healthcare company specializing in the research, development, and manufacturing of pharmaceutical medications, in 2021. Dr. Doberstein earned his B.S. in Chemical Engineering from the University of Delaware and his Ph.D. in Molecular and Cell Biology and Biophysics from the Johns Hopkins University School of Medicine.

Kimberly Smith (42) currently serves as founder and Chief Investment Officer of Ausangate Capital Fund, LP, a variable-net biotechnology-focused hedge fund, and has served in this role since March 2023. From August 2019 to March 2023, Ms. Smith held positions at Putnam Investments, LLC, a global asset management firm (which was acquired by Franklin Resources, Inc. (NYSE: BEN), a global investment management organization operating as Franklin Templeton, in January 2024). Prior to August 2019, Ms. Smith held positions at Surveyor Capital, Ltd., a fundamental equities strategy fund and affiliate of Citadel LLC, a multinational hedge fund and financial services company. Ms. Smith has twenty years of experience in various healthcare research and investment roles, primarily focused on biotechnology. Outside of her investment experience, Ms. Smith also serves on the external advisory committee of Sylvester Comprehensive Cancer Center, a National Cancer Institute-designated cancer center serving as the hub for cancer-related research, diagnosis and treatment in the University of Miami Health System, and as chair of the Wyoming Bioscience Alliance, Inc., a statewide network providing resources to professionals working across the life sciences and biotechnology industries.